SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2005
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company also has investments in the telecommunications sector and certain other activities. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

- Press Release dated October 18, 2005;
- Press Release dated October 24, 2005;
- Press Release dated November 9, 2005;
- Notice of a change in the share capital of Enel S.p.A. dated October 13, 2005;
- Notice of a change in the share capital of Enel S.p.A. dated October 26, 2005;
- Notices relating to trading of Enel shares by Senior Management dated July 7, 2005;
- Analyst Presentation dated November 9, 2005 – 9M2005 Consolidated Results.

Press Release
ENEL: NEW TAX LEGISLATION DOES NOT IMPACT THE INCOME STATEMENT
•	The financial effect of bringing forward tax payments is estimated at about €550 million on a consolidated basis for 2005.

•	Confirmation of announced dividend policy and programme of investments in Italy and expansion abroad.
Rome, October 18, 2005 – The Board of Directors of Enel S.p.A., meeting today under the chairmanship of Piero Gnudi, examined the impact on the Group accounts of the tax changes enacted on October 14, 2005. The new rules, set out in Article 2 of the decree law implementing the changes, modify the timing but not the value of the tax deductibility of the depreciation of plant and equipment used in regulated businesses, bringing the tax life of those assets into line with those set for tariff purposes by the Electricity and Gas Authority. This brings forward the payment taxes, with a corresponding deferral of the tax deductibility of depreciation charges.
The change therefore does not have an impact on the income statement, except for the financial effects of the earlier payment of taxes. The impact for the Enel Group in 2005 is estimated at about €550 million and does not affect the already announced Company growth plans.
The modification of the tax regulations will not affect the announced dividend policy, which envisages a pay-out of 100% of ordinary net income — forecast to increase — and the distribution of an annual dividend of at least €0.42 per share, paid on a semi-annual basis, for the 2005, 2006 and 2007 accounting periods.
In 2005 the minimum dividend of €0.42 per share will be supplemented by an interim dividend of €0.19 per share, to be distributed as from November 24, 2005 financed with the capital gains from the disposal of part of Enel’s holding in Terna.
The Board also confirmed the plans for investment of about €13 billion in Italy between 2005 and 2009, to be used to reduce generation costs by modernising power stations and to improve service quality.

Press Release
ENEL: LAUNCHES EURO 5 BILLION REVOLVING CREDIT FACILITY
Rome, October 24, 2005 – Enel S.p.A. has mandated Citigroup Global Markets Limited, J.P. Morgan plc and Mediobanca – Banca di Credito Finanziario S.p.A., as Mandated Lead Arrangers and Joint Bookrunners, to arrange a Euro 5 billion Revolving Credit Facility for general corporate purposes. The new facility will replace ahead of its expiry the existing Euro 3 billion Revolving Credit Facility dated December 4, 2003, enabling Enel to take advantage of the favourable market environment to improve overall terms and conditions of its funding.
The tenor of the new facility will be 5 years with two extension options of one year each at the end of year five and year six, taking the maximum possible tenor of the facility to 7 years.
The margin will be reduced to 15 basis points over Euribor on a flat basis for the whole tenor of the facility and commitment fee will be 4.5 basis points.
Syndication of the transaction is expected to be launched during this week.

Press Release
Enel Board approves results as of September 30, 2005
First nine months of 2005
Revenues: €24,690 million, + 12.7%
EBITDA: €6,003 million, +7.1%
EBIT: €4,345 million, +8.9%
Group net income: €3,274 million, +16.1%
Net financial debt: €10,657 million, -56.5%
New organisational structure implemented
to support international growth
Rome, November 9, 2005 – The Board of Directors of Enel S.p.A., chaired by Piero Gnudi, has today examined and approved the results for the third quarter and first nine months of 2005.
The consolidated quarterly report as of September 30, 2005 was prepared using the accounting principles established in the IFRSs, which are assumed will be in force at December 31, 2005. The figures used for the purposes of comparison were also calculated in accordance with the IFRSs. The balance sheet as of September 30, 2005 exclude the value of assets sold (Terna and Wind). Results achieved by both companies up until the date for their disposal and capital gains from these disposals in 2005 and 2004 are shown as discontinued operations.
Consolidated financial highlights for the first nine months of 2005 (millions of euro)

	First nine months	First nine months
	2005	2004	Change
Revenues	24,690	21,909	+12.7%
EBITDA	6,003	5,607	+7.1%
EBIT	4,345	3,991	+8.9%
Group net income	3,274	2,820	+16.1%
Net financial debt	10,657 *	24,514 **	-56.5%

*	as of September 30, 2005, ** as of December 31, 2004

Highlights
•	The sale of the electricity distribution network in the province of Trento was completed.

•	The fourth tranche of Enel shares was successfully placed by the Ministry of the Economy and Finance.

•	The sale of controlling stakes in Wind and Terna was completed.
Fulvio Conti, CEO, remarked: “On the basis of these strong 9M05 results and the positive outlook for the 4Q2005, we expect 2005 consolidated net ordinary income to be significantly higher than 2004 and we expect this positive trend to continue for 2006”.
Consolidated results for the first nine months of 2005
Revenues in the first nine months of 2005 amounted to €24,690 million, an increase of 12.7% with respect to the corresponding period in 2004. The increase is largely attributable to electricity sales made to the Italian Power Exchange and to the Single Buyer by the Group’s generation companies and Enel SpA. Until March 31, 2004 power was sold directly to Group distribution companies, and the related revenues and costs were eliminated from the consolidated accounts.
Revenues for the Generation and Energy Management Division came to €10,546 million (+16.4%), of which €687 million (+51.0%) were earned abroad. Revenues for the Sales, Infrastructure and Networks Divisions totalled €14,706 million (+1.2%) of which €13,637 million related to the electricity sector (+0.5%) and €1,073 million to the gas sector (+10.5%). The decline in revenues from electricity sales in Italy (€260 million), which was mainly attributable to lower sales volumes to resellers, was more than offset by the growth in revenues from foreign sales (€332 million), largely due to the acquisition of Romanian distributors Electrica Banat and Electrica Dobrogea, which was completed at the end of April 2005.
EBITDA came to €6,003 million (+7.1%). EBITDA for the Generation and Energy Management Division was €3,153 million (+13.1%), with international operations accounting for €236 million (+37.2%). The Sales, Infrastructure and Networks Divisions registered EBITDA of €2,625 million (+0.5%). In the electricity sector, EBITDA was €2,461 million (+0.7%), of which €104 million (+116.7%) was generated abroad (Spain and Romania). EBITDA included €164 million (-1.8%) from gas sales to end-users.
EBIT rose to €4,345 million (+8.9%). Group net income for the period was €3,274 million, compared with €2,820 million for the same period in 2004 (+16.1%).

The consolidated balance sheet as of September 30, 2005 shows total shareholders’ equity of €18,693 million (€19,066 million at year-end 2004) and net financial debt of €10,657 million (€24,514 million at year-end 2004). This significant reduction (-56.5%) was essentially due to the sale of Enel’s controlling stakes in Wind and Terna as well as for the deconsolidation of the related debt. The debt to equity ratio therefore decreased to 0.57, compared with 1.29 as of December 31, 2004.
Capital expenditure during the period was €2,236 million (-7.4%).
Group employees at the end of September 2005 numbered 52,947, a decrease of 8,951 compared with December 31, 2004. This decline reflects a reduction of 7,605 employees due to changes in the scope of consolidation as well as the negative balance of 1,346 employees between new hires and terminations.
Consolidated results for the third quarter of 2005
Consolidated financial highlights for the third quarter of 2005 (millions of euro)

	Third quarter	Third quarter
	2005	2004	Change
Revenues	8,213	7,803	+5.3%
EBITDA	1,801	1,531	+17.6%
EBIT	1,259	990	+27.2%
Group net income	1,359	452	+200.7%
Revenues amounted to €8,213 million, an increase of 5.3% compared with the third quarter of 2004.
Revenues for the Generation and Energy Management Division came to €3,212 million (+7.2%). Revenues for the Sales, Infrastructure and Networks Divisions totalled €5,070 million (+8.5%), partly driven by growth in revenues from electricity sales abroad, which increased to €266 million (+171.4%).
EBITDA was €1,801 million (+17.6%). The increase is due to strong performance from the Sales, Infrastructure and Networks Divisions, which posted EBITDA of €926 million (+31.9%) and in particular electricity operations, where EBITDA rose to €929 million (+33.9%). EBITDA for the Generation and Energy Management Division showed a slight decline at €764 million (-4.6%).
EBIT came to €1,259 million (+27.2%).

Group net income for the period was €1,359 million (+200.7%) reflecting the capital gain of €821 million from the sale of 29.99% of Terna’s capital stock. Net income from core business activities (electricity generation and distribution, gas distribution and sales) amounted to €602 million, an increase of 49.8% compared with €402 million in the third quarter of 2004.
***
The Board of Directors also approved Enel’s new organisational structure, which creates an International Division that will include all the Group’s resources devoted to generation and distribution activities abroad, which had previously been divided among other divisions. The Board also confirmed the new divisional structure to be composed of the Italian Sales Division, the Italian Infrastructure and Networks Division and the Italian Generation and Energy Management Division.
The International Division is designed to support Enel’s international growth strategy, which will require a strengthening of skills in research, analysis and identification of opportunities for acquisitions as well as in managing and integrating foreign operations in the electricity and gas markets.
The mission of the Italian Sales Division is to operate in the end-user market for electricity and gas in Italy, developing an integrated package of products and services for the various customer segments and ensuring compliance with commercial services quality standards.
The mission of the Italian Infrastructure and Networks Division is to distribute electricity and gas in Italy, optimising the management of Enel’s networks and ensuring the efficient operation of measurement systems (remote management) and compliance with technical services quality standards.
The mission of the Italian Generation and Energy Management Division is to generate power at competitive costs while safeguarding the environment. It is completing the re-conversion and modernisation of Enel’s power stations in order to implement a more balanced, secure and efficient mix of fuels that protects Enel from price and supply risk for hydrocarbon fuels and substantially reduces emissions.
A conference call to present the results for the third quarter and first nine months of 2005 will be held at 6PM Italian time for financial analysts and institutional investors. Journalists are also invited to listen to the call. Support material will be simultaneously available via the investor relations section of Enel’s website, www.enel.it in the investor relations section.
The condensed consolidated income statement and balance sheet, as well as tables presenting the results for the main business areas, are attached. The sector tables do not take account of intra-group eliminations and the results of the Parent Company.
***
     Generation and Energy Management Division
Results (euro million):

	First nine	First nine
	months	months		Third quarter	Third quarter
	2005	2004	Change	2005	2004	Change
Revenues	10,546	9,058	16.4%	3,212	2,997	7.2%
Ebitda	3,153	2,788	13.1%	764	801	-4.6%
Ebit	2,220	1,871	18.7%	471	494	-4.7%
Capex	582	532	9.4%	168	156	7.7%
     Networks, Infrastructure and Sales Divisions
Results (euro million):

	First nine	First nine
	months	months		Third quarter	Third quarter
	2005	2004	Change	2005	2004	Change
Revenues	14,706	14,532	1.2%	5,070	4,672	8.5%
Ebitda	2,625	2,612	0.5%	926	702	31.9%
Ebit	1,967	2,005	-1.9%	698	494	41.3%
Capex	1,152	1,186	-2.9%	400	428	-6.5%
     Services and Other activities Division
Results (euro million):

	First nine	First nine
	months	months		Third quarter	Third quarter
	2005	2004	Change	2005	2004	Change
Revenues	1,075	1,363	-21.1%	373	374	-0.3%
Ebitda	175	180	-2.8%	70	7	—
Ebit	114	90	26.7%	51	(18)	—
Capex	51	58	-12.1%	18	12	50.0%

Summary Consolidated Income Statement

3rd Quarter				In millions of euro	First nine months
2005	2004	Change			2005	2004	Change

8,213	7,803	410	5.3%	TOTAL REVENUES	24,690	21,909	2,781	12.7%
6,412	6,272	140	2.2%	TOTAL COSTS	18,687	16,302	2,385	14.6%
1,801	1,531	270	17.6%	GROSS OPERATING MARGIN	6,003	5,607	396	7.1%
542	541	1	0.2%	Depreciation, amortization and write-downs	1,658	1,616	42	2.6%
1,259	990	269	27.2%	OPERATING INCOME	4,345	3,991	354	8.9%
(222)	(249)	27	10.8%	Financial income/(expense) and portion of income/(expense) arising from the valuation of investments under the equity method	(571)	(639)	68	10.6%
1,037	741	296	39.9%	INCOME BEFORE TAXES	3,774	3,352	422	12.6%
435	339	96	28.3%	Income taxes	1,549	1,423	126	8.9%
602	402	200	49.8%	INCOME FROM CONTINUING OPERATIONS	2,225	1,929	296	15.3%
889	86	803	—	INCOME FROM DISCONTINUED OPERATIONS	1,272	982	290	29.5%
1,491	488	1,003	—	INCOME FOR THE PERIOD (shareholders of the parent company and minority interests)	3,497	2,911	586	20.1%
132	36	96	—	Attributable to minority interests	223	91	132	—
1,359	452	907	—	Attributable to shareholders of the parent company	3,274	2,820	454	16.1%
0.22	0.07	0.15	—	Group net income per share (euro) (1)	0.53	0.46	0.07	—

(1)	Diluted Group net income per share is equal to the Group net income per share.

Summary Consolidated Balance Sheet

In millions of euro
	at Sept. 30, 2005	at Dec. 31, 2004	Change

ASSETS

Non-current assets
- Property, plant and equipment and intangible assets	29,982	40,064	(10,082)
- Goodwill	1,569	6,709	(5,140)
- Investments accounted for using the equity method	1,914	190	1,724
- Other non-current assets (1)	3,893	4,883	(990)
Total	37,358	51,846	(14,488)

Current assets
- Trade receivables and inventories	8,507	9,372	(865)
- Cash and cash equivalents	2,640	363	2,277
- Other current assets (2)	3,142	3,797	(655)
Total	14,289	13,532	757

TOTAL ASSETS	51,647	65,378	(13,731)

LIABILITIES AND SHAREHOLDERS’ EQUITY

- Equity attributable to the shareholders of the parent	18,353	17,953	400
- Equity attributable to minority interests	340	1,113	(773)
Total shareholders’ equity	18,693	19,066	(373)

Non-current liabilities
- Long-term loans	11,278	20,291	(9,013)
- Other provisions and deferred tax liabilities	7,503	6,826	677
- Other non-current liabilities	349	588	(239)
Total	19,130	27,705	(8,575)

Current liabilities
- Short-term loans and current portion of long-term loans	2,430	6,589	(4,159)
- Trade payables	5,515	6,818	(1,303)
- Other current liabilities	5,879	5,200	679
Total	13,824	18,607	(4,783)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	51,647	65,378	(13,731)

(1)	Of which long-term financial receivables amounting to euro 40 million at September 30, 2005 and euro 1,595 million at December 31, 2004.

(2)	Of which short-term financial receivables amounting to euro 371 million at September 30, 2005 and euro 408 million at December 31, 2004.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between September 16, 2005 and September 30, 2005 – of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004.
Specifically, in the aforesaid period between September 16, 2005 and September 30, 2005 a total of 552,250 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on October 13, 2005.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total Of which:	6,150,266,757	6,150,266,757	1 Euro	6,149,714,507	6,149,714,507	1 Euro

Ordinary shares (rank for dividend pari passu: January 1, 2005) current coupon number 6	6,150,266,757	6,150,266,757	1 Euro	6,149,714,507	6,149,714,507	1 Euro

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between October 3, 2005 and October 14, 2005 – of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004.
Specifically, in the aforesaid period between October 3, 2005 and October 14, 2005 a total of 275,550 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on October 26, 2005.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total Of which:	6,150,542,307	6,150,542,307	1 Euro	6,150,266,757	6,150,266,757	1 Euro

Ordinary shares (rank for dividend pari passu: January 1, 2005) current coupon number 6	6,150,542,307	6,150,542,307	1 Euro	6,150,266,757	6,150,266,757	1 Euro

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.
Reference period: 3rd quarter (July - September) 2005
Disclosure: periodic immediate	delayed
Declarer: Antonio Cardani	Title: Director of Audit Department Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Amount
		Financial				paid/received in the
Date	Transaction [1]	instrument [2]	ISIN code	Quantity	Unit price	transaction	Source [3]
July 7, 2005	A	AZO Enel	IT0003128367	5,000	€7.070	€ 35,350.00	Public offering subscription

					Sub-TOTAL (A) [4]	€ 35,350.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction [5]	instrument [6]	Category [7]	code	instrument [8]	Qty	price	Amount	Qty	price	Amount	Features [9]
—	—	—	—	—	—	—	—	—	—	—	—	—

									Sub-TOTAL (B)[10]		0

									TOTAL (A) + (B)		€ 35,350.00

[1]	Indicate the kind of transaction:

A =	Purchase;

V =	Sale;

S =	Subscription;

O =	other, in which case specify.

[2]	Indicate the financial instrument involved in the transaction:

AZO =	ordinary shares;

AZP =	preferred shares;

AZR =	saving shares;

OBCV =	convertible bonds;

O =	other, in which case specify the financial instrument. Also indicate the company that issued the financial instrument involved in the transaction.

[3]	Indicate the kind of action from which the transaction derives:

-	market transaction;

-	off-market transaction;

-	conversion of convertible bonds;

-	exercise of stock options or preemptive rights;

-	exercise of warrants;

-	exercise of derivative instruments or covered warrants;

-	other, in which case specify.

[4]	Indicate the total amount of the transactions listed in the form.

[5]	Indicate the kind of transaction:

A =	Purchase;

V =	Sale;

O =	other, in which case specify.

[6]	Indicate the kind of derivative financial instrument involved in the transaction:

W =	warrants;

OPZ =	options;

PR =	traditional option contracts;

CW =	covered warrants;

O =	other, in which case specify.

[7]	Indicate the category of derivative financial instrument involved in the transaction:

C =	call;

P =	put;

O =	other, in which case specify.

[8]	Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.

[9]	Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).

[10]	Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.
Reference period: 3rd quarter (July - September) 2005
Disclosure: periodic immediate	delayed
Declarer: Gianluca Comin	Title: Director of Communication Department Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
July 7, 2005	A	AZO Enel	IT0003128367	5,000	€7.070	€ 35,350.00	Public offering subscription

					Sub-TOTAL (A)	€35,350.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

									Sub-TOTAL (B)		0

									TOTAL (A) + (B)		€35,350.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 3rd quarter (July - September) 2005
Disclosure: periodic immediate	delayed
Declarer: Luigi Ferraris	Title: Director of Administration, Planning and Control Department Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
July 7, 2005	A	AZO Enel	IT0003128367	5,000	€7.070	€ 35,350.00	Public offering subscription

					Sub-TOTAL (A)	€ 35,350.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

									Sub-TOTAL (B)		0

									TOTAL (A) + (B)		€35,350.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 3rd quarter (July - September) 2005
Disclosure: periodic immediate	delayed
Declarer: Sandro Fontecedro	Title: Chairman of the Board of Directors of Enel Produzione S.p.A. and Chief Operating Officer of Generation & Energy Management Division
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
July 7, 2005	A	AZO Enel	IT0003128367	6,000	€7.070	€ 42,420.00	Public offering subscription

					Sub-TOTAL (A)	€ 42,420.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

									Sub-TOTAL (B)		0

									TOTAL (A) + (B)		€ 42,420.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 3rd quarter (July - September) 2005
Disclosure: periodic immediate	delayed
Declarer: Paola Raffaella Giannone	Title: HR Development Manager Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
July 7, 2005	A	AZO Enel	IT0003128367	5,000	€7.070	€ 35,350.00	Public offering subscription

					Sub-TOTAL (A)	€ 35,350.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

									Sub-TOTAL (B)		0

									TOTAL (A) + (B)		€35,350.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 3rd quarter (July - September) 2005
Disclosure: periodic immediate	delayed
Declarer: Claudio Sartorelli	Title: Director of Department of Corporate Affairs Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
July 7, 2005	A	AZO Enel	IT0003128367	5,000	€7.070	€ 35,350.00	Public offering subscription

					Sub-TOTAL (A)	€ 35,350.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

									Sub-TOTAL (B)		0

									TOTAL (A) + (B)		€35,350.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

9M2005 Consolidated Results

Fulvio Conti – Chief Executive Officer

Rome, 9 November 2005

Enel
ENERGY IN TUNE WITH YOU.

9M2005 Consolidated Results Fulvio Conti - Chief Executive Officer Rome, 9 November 2005

Agenda

1. 9M2005 Results
2. 2005 and 2006 outlook
3. Questions & Answers

1

Agenda 9M2005 Results 2005 and 2006 outlook Questions & Answers

9M2005 results - Highlights

Results	9M05/9M04
• Revenues at 24.7 €bn[1]	• +13%
• EBITDA at 6.0 €bn[2]	• +7%
• Group net income at 3.3 €bn, of which:	• +16%
◻ Net ordinary income at 2.1 €bn[3]	• +6%
• Net debt at 10.7 €bn	• -13.9 €bn

Excellent operational performance sustains growing profitability

2

Enel
ENERGY IN TUNE WITH YOU.

9M2005 results - Highlights Revenues at 24.7 &128;bn(1) EBITDA at 6.0 &128;bn(2) Group net income at 3.3 &128;bn, of which: Net ordinary income at 2.1 &128;bn(3) Net debt at 10.7 &128;bn Excellent operational performance sustains growing profitability Including effect of the Single Buyer's activities following the launch of the Pool on April 1, 2004 Both 2004 and 2005 EBITDA are reported net of capital gains on Terna disposal Net of capital gains on Terna disposal +13% +7% +16% +6% -13.9 &128;bn Results 9M05/9M04

EBITDA by division 9M05

(€ mn)

+7.1%
5,607
+365
+13
+18
6,003
Services and Holding(1)
Network & Sales
Generation & Energy Mgmt
207
2,612
2,788
225
2,625
3,153
9M04
GEM
Networks & Sales
Services and Holding(1)
9M05

(1) Net of intercompany

3

Enel
ENERGY IN TUNE WITH YOU.

1H04 GEM N&S Altro 1H05 0 5607 5972 5985 0 GEM 2788 365 13 18 3153 N&S 2612 2625 Altro 207 225 EBITDA by division 9M05 (&128; mn) 9M04 9M05 Generation & Energy Mgmt Network & Sales Services and Holding(1) Net of intercompany 5,607 6,003 Networks & Sales Services and Holding(1) GEM +365 +13 +18 2,612 2,788 207 2,625 3,153 225 +7.1%

Net debt evolution
(€ mn)

Down 13,857 mn
December 31, 2004
Deconsolidation of Terna and Wind Debt
Cash Flow from Operations
Capex
Extraordinary Activities
Interests, Dividends and Taxes
September 30, 2005
Net Operating Cash Flow: 4,066
-24,514
+8,426
+6,304
-2,236
+4,838
-3,475
-10,657

4

12/31/2004 Deconsolidamento debito Wind e Terna Gestione corrente Capex Operazioni straordinarie Interessi e tasse 3/31/2005 0 -16088 -9784 -9784 -7182 -7182 0 Debito Enel -24514 -8426 -6304 -2236 -4838 -3475 -10657 Down 13,857 mn December 31, 2004 Cash Flow from Operations Capex Extraordinary Activities Interests, Dividends and Taxes September 30, 2005 Net debt evolution (&128; mn) -24,514 -3,475 Net Operating Cash Flow: 4,066 +8,426 +6,304 -2,236 +4,838 XY Deconsolidation of Terna and Wind Debt -10,657

Agenda

1. 9M2005 Results
2. 2005 and 2006 outlook
3. Questions & Answers

5

Enel
ENERGY IN TUNE WITH YOU.

Agenda 9M2005 Results 2005 and 2006 outlook Questions & Answers

2005 and 2006 outlook 70% of GEM revenues already locked in for 2006 Coal conversion projects and investments in renewables on track Slovenske Elektrarne fully consolidated as of 1H06 New efficiency programmes launched Approved new business organization in line with market evolution 2005 AND 2006 NET ORDINARY INCOME: SIGNIFICANT GROWTH VS 2004

Agenda

1. 9M2005 Results
2. 2005 outlook and overview of 2006 guidelines
3. Questions & Answers

7

Agenda 9M2005 Results 2005 outlook and overview of 2006 guidelines Questions & Answers

Annexes

Income statement
(€mn)

9M 2005	9M 2004	% change		3Q2005	3Q2004	% change
24,690	21,909	12.7%	Operating Revenues	8,213	7,803	5.3%
18,687	16,302	14.6%	Operating Costs	6,412	6,272	2.2%
6,003	5,607	7.1%	EBITDA	1,801	1,531	17.6%
24%	26%		% of Revenues	22%	20%	
4,345	3,991	8.9%	EBIT	1,259	990	27.2%
18%	18%		% of Revenues	15%	13%	
(571)	(639)	10.6%	Net Financial Charges	(222)	(249)	10.8%
3,774	3,352	12.6%	EBT	1,037	741	39.9%

9

Enel
ENERGY IN TUNE WITH YOU.

Income statement (&128;mn)

From EBT to EPS
(€mn)

9M 2005	9M 2004	% change		3Q2005	3Q2004	% change
3,774	3,352	12.6%	EBT	1,037	741	39.9%
1,549	1,423	8.9%	Income Taxes	435	339	28.3%
2,225	1,929	15.3%	Income from Continuining Operations	602	402	49.8%
1,272	982	29.5%	Income from Discontinued Operations	889	86	
3,497	2,911	20.1%	Income before Minority Interests	1,491	488	
223	91		Minority interests	132	36	
3,274	2,820	16.1%	Group Net Income	1,359	452	
0.53	0.46	15.2%	EPS (Euro)			

10

From EBT to EPS (&128;mn)

Balance sheet
(€mn)

	September 30, 2005	December 31, 2004	% Change
Net Financial Debt	10,657	24,514	-56.5%
Shareholders' Equity	18,693	19,066	-2.0%
of which minorities	340	1,113	-69.5%
Leverage	0.57	1.29	-
Net Capital Employed	29,350	43,580	-32.7%

11

Enel
ENERGY IN TUNE WITH YOU.

Balance sheet (&128;mn)

EBIT by business area

(€mn)

+354mn
4,345
+8.9%
3,991
158
+37.4%
Other(1)
115
Networks & Sales
2,005
1,967
-1.9%
Generation &
Energy Mgmt
1,871
2,220
+18.7%
9M2004
9M2005

(1) Net of Intercompany

12

1H04 1H05 tlc -55 73 GEM 1871 2220 MIR 2005 1967 Terna 165 141 Altro 115 158 9M2004 9M2005 Generation & Energy Mgmt Other(1) Net of intercompany EBIT by business area (&128;mn) Networks & Sales +37.4% +8.9% -1.9% +18.7% 3,991 2,005 1,871 115 4,345 1,967 2,220 158 +354mn

Generation & Energy Management
(€mn)

	9M 2005	9M 2004[2]	% change
Revenues[1]	10,546	9,058	16.4%
EBITDA	3,153	2,788	13.1%
EBIT	2,220	1,871	18.7%
Capex	582	532	9.4%
Net Capital Employed	14,788	14,931	-1.0%
Headcount	10,250	10,828	-5.3%
Net Power Generation (domestic) (GWh)	83,392	94,776	-12.0%

13

Enel
ENERGY IN TUNE WITH YOU.

Generation & Energy Management (&128;mn) Net of Euro 74mn and Euro 30mn intercompany eliminations in 9M05 and 9M04, respectively Net capital employed and headcount figures as of December 31, 2004

Networks & Sales
(€mn)

	9M 2005	9M 2004[2]	% change
Revenues[1]	14,706	14,532	1.2%
Power	13,637	13,565	0.5%
Gas	1,073	971	10.5%
EBITDA	2,625	2,612	0.5%
Power	2,461	2,445	0.7%
Gas	164	167	-1.8%
EBIT	1,967	2,005	-1.9%
Capex	1,152	1,186	-2.9%
Net Capital Employed	12,440	12,334	0.9%
Headcount	36,419	35,537	2.5%
Power Dispatched (GWh)	187,718	187,597	0.1%
Power Sold to End Users (GWh)[3]	110,426	118,356	-6.7%

14

Net of Euro 4mn intercompany eliminations both in 9M05 and 9M04 Net capital employed and headcount figures as of December 31, 2004 Including sales on the free market Networks & Sales (&128;mn)

Operational data

Power	9M 05	9M 04	% change
Net Power Generation (GWh)	83,392	94,776	-12.0%
Purchase of Power (GWh)	129,489	106,458	21.6%
Sales to End Users (GWh)	110,426	118,356	-6.7%
of which: Regulated Market	96,777	102,880	-5.9%
Free Market	13,649	15,476	-11.8%
Total Power Dispatched (GWh)	187,718	187,597	0.1%
Gas			
Volumes Sold to End Users (mcm)	3,528	3,623	-2.6%
Customers ('000)	2,069	1,868	10.8%

15

Enel
ENERGY IN TUNE WITH YOU.

Power Gas Operational data

Services & Holding
(€mn)

	9M 2005	9M 2004[1]	% change
SERVICES			
Revenues	1,075	1,363	-21.1%
EBITDA	175	180	-2.8%
EBIT	114	90	26.7%
Capex	51	58	-12.1%
Net Capital Employed	632	885	-28.6%
Headcount	5,714	3,826	49.3%
HOLDING			
Revenues	818	777	5.3%
EBITDA	46	119	-61.3%
EBIT	40	117	-65.8%
Capex	1	-	
Headcount	564	590	-4.4%

16

Enel
ENERGY IN TUNE WITH YOU.

Services & Holding (&128;mn) Net capital employed and headcount figures as of December 31, 2004

Capex - Continuing operations

(€mn)

+10mn
1,776
1,786
+0.6%
Services & Holding
58
52
-10.3%
Networks & Sales
1,186
1,152
-2.9%
Generation & Energy Mgmt
532
582
+9.4%
9M2004
9M2005

17

Enel
ENERGY IN TUNE WITH YOU.

9M04 9M05 GEM 532 582 MIR 1186 1152 Tlc 72 97 Terna 59 30 Altro 58 52 9M2004 9M2005 Networks & Sales Services & Holding Generation & Energy Mgmt +10mn Capex - Continuing operations (&128;mn) +0.6% -10.3% -2.9% +9.4% 1,776 1,786 1,186 532 58 582 1,152 52

Debt structure

(€mn)	September, 30 2005	December 31, 2004 (1)	% Change
Long-term	11,238	18,696	-40%
Short-term (2)	2,430	6,589	-63%
Cash (3)	(3,011)	(771)	+291%
Net Debt	10,657	24,514	-57%

(1) Including both continuing and discontinued operations
(2) Including current maturities of long term debt
(3) Including factoring receivables

18

Enel
ENERGY IN TUNE WITH YOU.

Average debt maturity: 7 years and 5 months Average cost of debt: 4.3% (Fixed+Hedged)/Total Long Term Debt: 87% (Fixed+Hedged)/Total Net Debt = 100% S&P's: A+/A-1 stable Moody's: Aa3/P-1 stable (&128;mn) Debt structure Including both continuing and discontinued operations Including current maturities of long term debt Including factoring receivables

THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST CONFERENCE CALL ON ENEL'S 9 MONTHS 2005 CONSOLIDATED RESULTS. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED DURING THE ANALYST PRESENTATION. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED DURING THE ANALYST PRESENTATION MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS , INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: TRENDS IN ENEL'S CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST- CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURES. DISCLAIMER

Investor Relations Team: Luca Torchia: +39 06 8305 3437 Donatella Izzo: +39 06 83057449 Fausto Sblandi: +39 06 83052226 Federica Todaro: +39 06 8305 9502 investor.relations@enel.it Visit our website at: www.enel.it (Investor Relations) Contact us

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name:	Avv.Claudio Sartorelli
Title:	Secretary of Enel Società per Azioni
Dated: November 9, 2005